November 14, 2018

Brandon Elliott
Chief Executive Officer
Northern Oil and Gas, Inc.
601 Carlson Parkway, Suite 990
Minnetonka, MN 55305

       Re: Northern Oil and Gas, Inc.
           Registration Statement on Form S-3
           Filed October 23, 2018
           File No. 333-227945

Dear Mr. Elliott:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Explanatory Note, page 1

1. We note that you are registering for resale 23,611,296 shares of common stock that may be issued as additional consideration to the selling shareholders under the Purchase and
       Sale Agreements. It appears that you do not have a completed private placement with respect to the aforementioned shares. Please provide a detailed analysis explaining why the offering of these shares is a valid secondary offering and whether you intend to rely on the guidance provided in Question 139.11 of the Securities Act Sections Compliance and
       Disclosure Interpretations.
       We remind you that the company and its management are responsible for the accuracy
 Brandon Elliott
Northern Oil and Gas, Inc.
November 14, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 or Lauren Nguyen,
Legal Branch Chief, at 202-551-3642 with any questions.



FirstName LastNameBrandon Elliott                          Sincerely,
Comapany NameNorthern Oil and Gas, Inc.
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November 14, 2018 Page 2                                   Office of Natural
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